SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 18, 2005

                                Avecia Group plc
                                 ---------------
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                                 ---------------
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [ X ] Form 40-F [ ]

  (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

  (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ] No [ X ]

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure:     Amended And Restated Offer To Purchase And Consent Solicitation
               Statement (To Offer To Purchase Dated January 4, 2005, As
               Supplemented By A Supplemental Offer To Purchase Dated January
               12, 2005) - Dated January 18, 2005

================================================================================

THIS AMENDED AND RESTATED OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this amended and restated offer document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000, or from another appropriately authorized independent financial advisor.

    AMENDED AND RESTATED OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT
        (TO OFFER TO PURCHASE DATED JANUARY 4, 2005, AS SUPPLEMENTED BY A
             SUPPLEMENTAL OFFER TO PURCHASE DATED JANUARY 12, 2005)

                                AVECIA GROUP plc

                 Amended and Restated Offer to Purchase for Cash
 Up to 79% (US$426,900,000) of the Aggregate Principal Amount of its Outstanding
                            11% Senior Notes Due 2009
                                       and
        Solicitation of Consents for Amendments to the Related Indenture

         This amended and restated offer to purchase (the "Amended and Restated Offer to Purchase") amends and restates the offer to purchase dated January 4, 2005 (as supplemented by a supplemental offer to purchase dated January 12, 2005, the "Initial Offer to Purchase"), issued by Avecia Group plc (the "Company") in relation to its offer to purchase for cash (the "Tender Offer") outstanding 11% Senior Notes due July 1, 2009 of the Company (the "Securities") and the related consent solicitation, as described below. In light of this amendment and restatement, the Company has extended the Consent Payment Deadline and the Withdrawal Deadline (each as defined below) to 5:00 p.m., New York City time, on January 24, 2005.

         Under this Amended and Restated Offer to Purchase, the Company hereby offers to purchase for cash up to 79% ($426,900,000) of the aggregate principal amount of its $540,000,000 outstanding Securities upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase. Holders that tender and do not validly withdraw their Securities prior to the Expiration Time (as defined below) will be entitled to receive the consideration set forth under the heading "Tender Offer Consideration" in the table below.

         In conjunction with the Tender Offer, and on the terms and conditions set forth in this Amended and Restated Offer to Purchase, the Company is also soliciting (the "Solicitation") consents (the "Consents") to the adoption of proposed amendments (the "Amendments") to the indenture, dated June 30, 1999, governing the Securities (as amended, the "Indenture") and to the execution by the Company, the Guarantor (as defined in the Indenture) and The Bank of New York, the trustee under the Indenture (the "Trustee"), of a supplemental indenture effecting the Amendments (the "Supplemental Indenture"). A Holder validly tendering Securities pursuant to the Tender Offer will, by tendering such Securities, be deemed to have delivered its Consent to the Amendments with respect to those Securities. A Holder may not consent to the Amendments with respect to any Securities without tendering such Securities pursuant to the Tender Offer and may not revoke Consents with respect to any Securities without withdrawing from the Tender Offer the previously tendered Securities to which such Consents relate.

         Holders that validly tender and do not validly withdraw their Securities prior to the Consent Payment Deadline, and whose Securities are accepted for payment by the Company, will, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase, including the provisions with respect to proration, receive total consideration per US$1,000.00 principal amount of Securities equal to the amount under the heading "Total Consideration" in the table below (the "Total Consideration"), which amount includes the Tender Offer Consideration for such Securities equal to the amount set forth under the heading "Tender Offer Consideration" in the table below (the "Tender Offer Consideration") and a consent payment for such Securities equal to the amount set forth under the heading "Consent Payment" in the table below (the "Consent Payment"). The Consent Payment will be paid as part of the Total Consideration for Securities validly tendered and not validly withdrawn prior to the Consent Payment Deadline whether or not such Securities are purchased by the Company pursuant to the Offer. Holders that validly tender their Securities after the Consent Payment Deadline and prior to the Expiration Time (as defined below), and whose, Securities are accepted for payment by the Company, will receive the Tender Offer Consideration, but will not receive the Consent Payment. In addition, Holders whose Securities are accepted for payment will receive accrued and unpaid interest on such purchased Securities to, but not including, the Settlement Date (as defined herein). No tenders will be valid if submitted after the Expiration Time. The Tender Offer and the related Solicitation, as they may be amended from time to time, are referred to herein collectively as the "Offer."

                 Principal
Title of         Amount            CUSIP        ISIN           Tender Offer    Consent     Total
Security         Outstanding       Number       Number         Consideration*  Payment     Consideration*  Common Code
------------     --------------    ---------    ------------   --------------  --------    --------------  -----------
11% Senior       US$540,000,000    G9894BAA6    USG9894BAA64    US$1,062.50    US$10.00    US$1,072.50           -
Notes due                           (Reg S
July 1, 2009                        Notes)
                                                      -                                                       9875069

                                   988788AA3
                                  (144A Notes)  US05354RAA95                                                010588502

                                   05354RAA9
                                  (Registered
                                     Notes)

* Per US$1,000.00 principal amount of Securities accepted for purchase.

--------------------------------------------------------------------------------
THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 2, 2005 UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION TIME"). HOLDERS MUST TENDER THE SECURITIES (AS DEFINED HEREIN) PRIOR TO THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION.

THE CONSENT PAYMENT DEADLINE (I.E., THE TIME BY WHICH HOLDERS MUST TENDER THE SECURITIES IN ORDER TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, A PORTION OF WHICH WILL CONSTITUTE THE CONSENT PAYMENT (EACH AS DEFINED HEREIN)) HAS BEEN EXTENDED BY THE COMPANY AS A CONSEQUENCE OF AMENDING AND RESTATING THIS OFFER AND WILL BE 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 24, 2005, UNLESS FURTHER EXTENDED OR EARLIER TERMINATED.
--------------------------------------------------------------------------------

         THIS AMENDED AND RESTATED OFFER TO PURCHASE AND THE RELATED DOCUMENTS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER IS SUBJECT TO A NUMBER OF IMPORTANT CONDITIONS DESCRIBED HEREIN.


         IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF SECURITIES, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT TO THE PURCHASER OR TRANSFEREE, OR TO THE BROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.


         THIS AMENDED AND RESTATED OFFER TO PURCHASE HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS AMENDED AND RESTATED OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

         The Dealer Manager for the Offer and the Solicitation Agent for the Solicitation is:

                              Goldman, Sachs & Co.
                                  ------------

  The date of this Amended and Restated Offer to Purchase is January 18, 2005

                                TABLE OF CONTENTS

                                                                            Page

IMPORTANT NOTICE TO HOLDERS.................................................  i
KEY DATES...................................................................  ii
SUMMARY OF THE OFFER........................................................  1
DESCRIPTION OF THE SECURITIES...............................................  5
THE COMPANY.................................................................  5
PURPOSE OF THE OFFER; THE TRANSACTION.......................................  5
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.......................  8
PROCEDURE FOR TENDERING SECURITIES AND DELIVERING CONSENTS..................  13
WITHDRAWAL OF TENDERS AND REVOCATION OF RELATED CONSENTS....................  14
RISKS.......................................................................  14
RISKS TO TENDERING HOLDERS..................................................  15
CONDITIONS TO THE OFFER.....................................................  16
ACCEPTANCE FOR PAYMENT AND PAYMENT..........................................  17
EXTENSION, AMENDMENT AND TERMINATION........................................  17
THE AMENDMENTS..............................................................  18
AVAILABLE INFORMATION.......................................................  18
INCORPORATION BY REFERENCE..................................................  18
FORWARD-LOOKING STATEMENTS..................................................  20
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES................................  20
CERTAIN U.K. AND E.U. TAX CONSEQUENCES......................................  22
DEALER MANAGER, SOLICITATION AGENT, INFORMATION AGENT AND TENDER AGENT......  24
MISCELLANEOUS...............................................................  25
ANNEX A - THE AMENDMENTS.................................................... A-1


                           IMPORTANT NOTICE TO HOLDERS

         Any Holder, as defined in the Indenture, or beneficial owner of Securities who holds the Securities in book-entry form desiring to tender Securities must request the Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction or tender through The Depository Trust Company ("DTC") pursuant to DTC's Automated Tender Offer Program ("ATOP"). See "Procedures for Tendering Securities and Delivering Consents".

         Any questions or requests for assistance or for additional copies of this Amended and Restated Offer to Purchase or related documents may be directed to Global Bondholder Services Corporation, the Information Agent, or Kredietbank S.A. Luxembourgeoise (the "Luxembourg Agent"), at their respective telephone numbers set forth on the last page of this Amended and Restated Offer to Purchase. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth on the last page of this Amended and Restated Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

         None of the Company, Goldman, Sachs & Co., as Dealer Manager and Solicitation Agent, the Trustee, the Information Agent, the Tender Agent, or their respective directors, employees or affiliates makes any recommendation as to whether Holders should tender their Securities and deliver Consents. No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This Amended and Restated Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell Securities or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager and Solicitation Agent or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Amended and Restated Offer to Purchase and related documents nor any purchase of Securities shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

         This Amended and Restated Offer of Purchase and related documents are only for circulation to Holders and other persons to whom such Amended and Restated Offer to Purchase may lawfully be issued in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, any such person being referred to as a "relevant person". This communication may not be acted upon by anyone who is not a relevant person.

                                    KEY DATES

         Holders should take note of the following dates in connection with the Offer. However, the dates below are subject to modification in accordance with the terms of the Offer:

        Date                 Calendar Date                  Event
------------------------  ------------------------  ----------------------------

Consent Payment Deadline  As a consequence of       The last day for Holders to
                          amending and restating    validly tender Securities
                          the Tender Offer, the     and provide Consents in to
                          Company has extended the  qualify for the applicable
                          Consent Payment Deadline  Consent Payment.
                          to 5:00 p.m., New York
                          City time, on January 24,
                          2005, unless further
                          extended or earlier
                          terminated by the
                          Company in its sole
                          discretion.


Withdrawal Deadline       As a consequence of       The last day for Holders to
                          amending and restating    validly withdraw tendered
                          the Tender Offer, the     Securities and revoke
                          Company has extended the  Consents, except as
                          Withdrawal Deadline to    described under the caption
                          5:00 p.m., New York City  "Withdrawal of Tenders and
                          time, on January 24,      Revocation of Related
                          2005, unless extended by  Consents." A valid
                          the Company in its sole   withdrawal of Securities and
                          discretion.               revocation of Consents will
                                                    result in the Holder not
                                                    being eligible to receive
                                                    either the Total
                                                    Consideration or the Tender
                                                    Offer Consideration.


Expiration Time           12:00 Midnight, New York  The last day for Holders to
                          City time, on February    tender Securities pursuant
                          2, 2005, unless extended  to the Offer.
                          or earlier terminated by
                          the Company in its sole
                          discretion.


Settlement Date           A date promptly after     The day on which the Company
                          the Expiration Time,      accepts Securities validly
                          unless the Offer is       tendered, upon the terms
                          extended by the Company   and subject to the
                          in its sole discretion.   conditions of this offer,
                                                    prior to the Expiration Time
                                                    and not validly withdrawn
                                                    prior to the Withdrawal
                                                    Deadline. The Company
                                                    notifies the Tender Agent
                                                    that such tendered
                                                    Securities are accepted for
                                                    payment and deposits with
                                                    DTC the amount of cash
                                                    necessary to pay each
                                                    tendering Holder the Tender
                                                    Offer Consideration, or
                                                    Total Consideration, as
                                                    applicable, plus accrued and
                                                    unpaid interest, if any, to,
                                                    but not including, the
                                                    Settlement Date.

                              SUMMARY OF THE OFFER

     The following is qualified in its entirety by the more detailed information appearing elsewhere in this Amended and Restated Offer to Purchase.

Company...............................  Avecia Group plc, a public limited company incorporated under the laws of
                                        England and Wales.

Securities............................  11% Senior Notes due July 1, 2009 of the
                                        Company.

Purpose of Offer......................  The purpose of the Offer is to acquire the Securities and obtain
                                        Consents from Holders to the adoption of the Amendments to the Indenture. The Amendments are being sought in order to amend the Indenture to allow for the consummation of the Transaction (as defined below) and to modify certain restrictive covenants. See "The Amendments."

The Transaction.......................  A subsidiary of the Company agreed on
                                        December 13, 2004 to sell to
                                        Koninklijke DSM N.V., its NeoResins
                                        business.  This agreement to sell the
                                        business is subject to certain
                                        conditions, including receipt of
                                        Requsite Consents (as defined below)
                                        from Holders.  See "Purpose of Offer;
                                        The Transaction."

Tender Offer and Consent..............  The Company hereby offers to purchase
Solicitation                            for cash, up to 79% ($426,900,000)
                                        of the aggregate principal amount of the outstanding Securities (which may subject the Securities tendered to proration as described herein), upon the terms and subject to the conditions set forth in this Amended and Restated
                                        Offer to Purchase.  The Company is also
                                        soliciting Consents to the Amendments to the Indenture. A Holder that validly tenders its Securities pursuant to the Offer will be deemed to have delivered its Consent to the Amendments to the Indenture. A Holder may not consent to the Amendments to the Indenture without tendering its Securities pursuant to the related Offer. The Tender Offer
                                        Consideration, Consent Payment and Total
                                        Consideration for the Offer are set
                                        forth in the table below.

                        Principal Amount      Tender Offer    Consent         Total
Title of Security       Outstanding           Consideration*  Payment         Consideration*
--------------------    -----------------     --------------  --------------  ----------------

11% Senior Notes due    US$540,000,000        US$1,062.50     US$10.00        US$1,072.50
July 1, 2009

* Per US$1,000.00 principal amount of Securities accepted for purchase.



Total Consideration...................  Holders that validly tender and do not validly withdraw their Securities prior
                                        to the Consent Payment Deadline will,
                                        upon the terms and subject to the
                                        conditions set forth in this Amended and Restated Offer to Purchase, including the provisions with respect to proration, receive the Total
                                        Consideration, or US$1,072.50 per
                                        US$1,000.00 principal amount of
                                        Securities accepted by the Company for
                                        purchase (which amount includes the
                                        Tender Offer Consideration and the
                                        Consent Payment), plus accrued and
                                        unpaid interest, if any, to, but not
                                        including, the Settlement Date.

Tender Offer Consideration............  Holders that validly tender their
                                        Securities after the Consent Payment
                                        Deadline and prior to the Expiration
                                        Time will receive only the Tender Offer
                                        Consideration, or US$1,062.50 per
                                        US$1,000.00 principal amount of
                                        Securities accepted by the Company for
                                        purchase, plus accrued and unpaid
                                        interest, if any, to, but not including, the Settlement Date.

Consent Payment.......................  The Consent Payment, or US$10.00 per
                                        US$1,000.00 principal amount of
                                        Securities accepted by the Company for
                                        purchase, will be paid as part of the
                                        Total Consideration for Securities
                                        validly tendered and not validly
                                        withdrawn prior to the Consent Payment
                                        Deadline, whether or not such Securities are accepted by the Company for purchase pursuant to the Offer.

Withdrawal Deadline...................  As a consequence of amending and restating the Tender Offer, the Company
                                        has extended the Withdrawal Deadline to
                                        5:00 p.m., New York City time, on
                                        January 24, 2005, as extended further by the Company in its sole discretion.

Consent Payment Deadline..............  As a consequence of amending and restating the Tender Offer, the Consent
                                        Payment Deadline (i.e., the time by
                                        which Holders must tender their
                                        Securities to be eligible to receive the Total Consideration) has been extended by the Company to 5:00 p.m., New York City time, on January 24, 2005, unless further extended or earlier terminated by the Company in its sole discretion.

Expiration Time.......................  The Offer will expire at 12:00 Midnight,
                                        New York City time, on February 2, 2005, unless extended or earlier terminated by the Company in its sole discretion. If the Consent Payment Deadline or Expiration Time are further extended, the Company will issue a public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be, setting forth a new time and date for the Consent Payment Deadline or Expiration Time, as the case may be.

Proration.............................  If more than 79% (US$426,900,000) of the aggregate principal amount of the
                                        Securities are validly tendered by the
                                        Holders pursuant to the terms of the
                                        Offer, then all of such tendered
                                        Securities will be accepted on a pro
                                        rata basis in accordance with the
                                        following procedures. The Company will
                                        reduce, on a pro rata basis, in
                                        proportion to the aggregate amount of
                                        Securities tendered by each Holder the
                                        principal amounts to be accepted from
                                        the Holders of the Securities to the
                                        extent necessary so that after giving
                                        effect to such proration, the aggregate
                                        principal amount of all tendered
                                        Securities does not exceed 79%
                                        (US$426,900,000) of the aggregate
                                        principal amount of Securities.

                                        In the event that the proration of
                                        Securities validly tendered by any
                                        Holder would result in the purchase of
                                        Securities in a principal amount other
                                        than an integral multiple of
                                        US$1,000.00, the Company (through the
                                        Tender Agent) will increase or decrease, in its discretion, the principal amount of the Securities to be purchased from such Holder to the next higher or lower integral multiple of US$1,000.00.

The Amendments........................  If the Amendments become operative, certain of the restrictive covenants
                                        will be modified in the Indenture and
                                        certain provisions will be added to the
                                        Indenture in order to waive the
                                        applicability of certain restrictive
                                        covenants to the extent required to
                                        effect the Transaction. The Amendments
                                        would, among other things: (a) modify
                                        certain covenants contained in the
                                        Indenture on reports to Holders; (b)
                                        modify covenants contained in the
                                        Indenture relating to (i) change of
                                        control and (ii) mergers, consolidations or sale of all or substantially all assets to permit certain transactions so long as sufficient funds are irrevocably deposited and subsequently used to redeem (or make a tender offer) for the then outstanding Securities at the current redemption price (plus accrued interest) set forth in the Indenture; and (c) add provisions to the Indenture that would effectively waive the application of the following sections of the Indenture with respect to the
                                        Transaction: (i) asset sales, (ii)
                                        change of control, (iii) merger,
                                        consolidation or sale of all or
                                        substantially all assets and (iv) any
                                        other provision of the Indenture that,
                                        as a result of the consummation of the
                                        Transaction, would require a payment to
                                        Holders or the making of an offer to
                                        purchase or redeem the Securities, or
                                        whose contravention would result in a
                                        default under the Indenture. See "The
                                        Amendments." Except as otherwise
                                        described in the Amended and

                                        Restated Offer to Purchase, the terms of the Indenture will continue to apply to the Securities.

                                        The Amendments will be set forth in the
                                        Supplemental Indenture and the
                                        Amendments will become operative
                                        immediately upon the execution of the
                                        Supplemental Indenture, which is
                                        expected to be executed promptly
                                        following the Withdrawal Deadline,
                                        provided the Company has received
                                        Consents from Holders of a majority in
                                        principal amount of the outstanding
                                        Securities (excluding for such purposes
                                        any Securities owned by the Company, or
                                        by any person directly or indirectly
                                        controlling or controlled by or under
                                        direct or indirect common control with
                                        the Company) (the "Requisite Consents").
                                        However, if, after execution of the
                                        Supplemental Indenture, the Offer is
                                        terminated or withdrawn by the Company,
                                        the Securities are not accepted for
                                        payment or the conditions to the Offer
                                        (see "Conditions to the Offer") are not
                                        satisfied or waived, the original terms
                                        of the Indenture will be reinstated.

Withdrawal Rights and Revocation .....  Tenders of Securities may be withdrawn
of Consents                             and the related Consents may be revoked
                                        at any time before the Withdrawal
                                        Deadline by following the procedures
                                        described in this Amended and Restated
                                        Offer to Purchase. A valid withdrawal of tendered Securities before the
                                        Withdrawal Deadline shall be deemed a
                                        valid revocation of the related Consent.
                                        Securities tendered and Consents
                                        delivered prior to or after the
                                        Withdrawal Deadline may not be withdrawn after the Withdrawal Deadline, except in limited circumstances. See "Withdrawal of Tenders and Revocation of Related
                                        Consents."

Source of Funds.......................  The Company does not, as of the date of this Amended and Restated Offer to
                                        Purchase, have the financial resources
                                        to pay for the Securities tendered in
                                        the Offer. The Company's ability to
                                        purchase the Securities pursuant to this Offer is dependent on the Company receiving the proceeds from the consummation of the Transaction. The receipt of such proceeds is conditional, inter alia, upon receipt by the Company of the Requisite Consents. See "Conditions to the Offer". The consummation of the Transaction will be dependent on receiving certain approvals and other closing conditions. See "Purpose of the Offer; The Transaction."

Conditions to the Offer...............  The Offer is conditioned upon, among other things:

                                           o  satisfaction of the Transaction
                                              Condition;

                                           o  satisfaction of the Consent
                                              Condition; and

                                           o  satisfaction of the General
                                              Conditions.

                                        If the above conditions to the Offer are not satisfied, the Company may delay the acceptance for payment of any tendered Securities, and may terminate, extend or amend the Offer, in each event subject to Rules 14e-1(b) and (c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Conditions to the Offer."

Settlement............................  The Settlement Date will be the date of, or a date promptly following, the
                                        Expiration Time, which currently is
                                        scheduled to be 12:00 Midnight, New York
                                        City time, on February 2, 2005.

Certain U.S. Federal Income Tax ......  For U.S. federal income tax purposes,
Consequences                            the sale of Securities pursuant to the
                                        Offer generally will be a taxable
                                        transaction that will result in the
                                        recognition of a taxable gain or loss by a U.S. Holder. See "Certain U.S. Federal
                                        Income Tax Consequences."

Certain U.K. and E.U. Tax ............  For U.K. tax purposes, the sale of
Consequences                            Securities pursuant to the Offer may
                                        result in the recognition
                                        of a taxable gain or loss by a tendering
                                        U.K. Holder. See "Certain U.K. And E.U.
                                        Tax Consequences."

Dealer Manager and Solicitation.......  Goldman, Sachs & Co.
Agent

Information Agent and Tender Agent....  Global Bondholder Services Corporation

Luxembourg Agent......................  Kredietbank S.A. Luxembourgeoise

Further Information...................  Additional copies of this Amended and
                                        Restated Offer to Purchase and any other documents related to the Offer may be obtained by contacting the Information Agent or the Luxembourg Agent at their respective telephone numbers and addresses set forth on the last page of this Amended and Restated Offer to Purchase.

                         DESCRIPTION OF THE SECURITIES

     The following description sets forth certain terms of the Securities and the Indenture. This description is not complete and is qualified in its entirety by the Indenture described below. Copies of the Indenture are available for inspection at the principal offices of the Trustee and are on file with the U.S. Securities and Exchange Commission.

     The Securities were issued pursuant to the Indenture, dated as of June 30, 1999, among Avecia Group plc (formerly known as ZSC Specialty Chemicals plc) (the "Company"), the Guarantor (as defined in the Indenture, as amended) and The Bank of New York, as trustee. The maturity date of the Securities is July 1, 2009. The Securities are listed on the Luxembourg Stock Exchange.

     The Indenture permits the Company, the Guarantor and the Trustee, with the consent of Holders of at least a majority in principal amount of the outstanding Securities, to enter into a supplemental indenture for the purpose of changing in any manner or eliminating any of the provisions of the Indenture, except for certain changes that require the consent of each Holder affected thereby.

                                  THE COMPANY

     Avecia Group plc is a global group of specialty chemicals businesses providing a range of process development and manufacturing services to a high standard of quality assurance and developing, manufacturing and selling high quality, technologically advanced, value-added chemical products to customers across a range of industries. The Company possesses capabilities in organic chemistry, biological and polymer sciences and in process technology.

     The Company is currently divided into four business segments: Electronic Materials, Biotechnology, Chemicals and NeoResins. These businesses are supported by 11 manufacturing facilities located in 6 countries. The Electronic Materials business segment consists of four business units - Ink Jet Printing Materials, Electrophotography, Displays and Image Polymers - and develops, manufactures and sells dyes, pigment based inks, toners, infrared absorbers and organic light emitting materials to customers in a wide range of industries. The Biotechnology business segment consists of two business units - DNA Medicines and Biologics - and manufactures complex biotechnology products, including manufacture to cGMP requirements, and undertakes related process development for customers. The Chemicals business segment comprises two business units - Pharmaceutical Intermediates and Fine Chemicals - and undertakes the custom manufacture of complex chemical intermediates and active ingredients for the pharmaceutical, agrochemical and other industries.

     The Company's NeoResins business segment is a global supplier of performance polymers, primarily water-based or acrylic resins and water-borne urethanes, used as additives and binders in the paints, coatings, adhesives and graphic arts fields. It provides application expertise in the Americas, Europe and Asia and works closely with customers to make product modifications, as well as starting point formulations, which conform to their specific requirements.

     The Company has, since January 1, 2003, disposed of its interests in its former Specialty Chemicals business segment (comprising Pool & Spa, Protection & Hygiene, Pigments & Additives and Metal Extraction Products), as well as its former Intermediates & Stabilizers and Special Drug Products business units.

                      PURPOSE OF THE OFFER; THE TRANSACTION

     The purpose of the Offer is to (a) acquire the Securities, (b) obtain Consents from Holders to the adoption of the Amendments to the Indenture necessary to consummate the Transaction and (c) amend the Indenture to modify certain restrictive covenants.

The Transaction

     On December 13, 2004, Avecia Investments Limited ("AIL"), a subsidiary of the Company and certain other subsidiaries of the Company, entered into an agreement with Koninklijke DSM N.V. ("DSM") for the sale of the Company's NeoResins business (the transaction as contemplated therein, the "Transaction"). The agreement commits AIL, certain other subsidiaries of the Company and DSM to execute the definitive sale and purchase agreement for the NeoResins business as soon as certain advisory and consultation processes related to the relevant works council and trade unions in the Netherlands have been undertaken. The terms of the sale and purchase agreement contemplate, among other things, the sale to DSM of the Company's entire interest in its NeoResins business, including: (a) Avecia BV, Avecia Spain SL, NeoResins Inc. and Avecia Asia Pacific Pte Ltd. and their corresponding manufacturing and laboratory sites, (b) certain intellectual property interests held by Avecia Limited and Avecia Inc. relating to the NeoResins Business and (c) all other corporate entities and assets of the Company relating to the NeoResins business, including certain local sales activities.

     The purchase price for the shares of Avecia Holdings BV and its subsidiaries, intellectual property and all other assets of the NeoResins business is (euro)515 million, on a net debt free basis. The purchase price at the consummation of the Transaction is subject to adjustments based on changes to working capital, the 2004 actual EBITDA of the NeoResins business and for certain taxes for the period prior to the date of sale. The purchase price will be payable in full upon completion of the Transaction. After taking into account the anticipated outcome from the post-closing adjustments referred to above, a small amount of proceeds to be placed in escrow under the agreement reached with DSM and certain expenses associated with the Transaction, the Company expects the cash proceeds from the sale of the NeoResins business to net approximately
(euro)495 million. See "Proceeds Available for the Offer" below.

     AIL has given certain warranties, including environmental and tax warranties, to DSM and, with certain qualifications, has agreed to indemnify DSM with respect to certain matters, including taxes relating to the period prior to completion of the Transaction. Furthermore, the terms of the non-competition clause of the sale and purchase agreement restrict the Company and its affiliates from engaging in certain activities related to the Polymer Business (as defined therein) for a period of three years after the completion of the Transaction. This prohibition does not impact the Company's ability to continue operating its remaining businesses separate from the NeoResins business.

     DSM has the option to terminate the agreement if, by March 1, 2005, (a) the works council and trade union processes referred to above have not been concluded or (b) the Requisite Consents of the Holders to waive the applicability of certain restrictive covenants to the extent required to effect the Transaction have not been obtained. AIL has the option to terminate if such conditions have not been fulfilled by June 30, 2005. Completion of the Transaction is also subject to the fulfillment of certain other conditions, including obtaining competition law clearance for the Transaction in certain jurisdictions. If the conditions to completion have not been fulfilled by June 30, 2005, the sale and purchase agreement will lapse.

Proceeds Available for the Offer

     The Company currently has a term loan facility of (pound)100 million and a revolving credit facility of (pound)50 million in respect of which (pound)75 million of the term loan and no amount of the revolving credit facility was outstanding as at December 31, 2004. Under the terms of the facilities described above, the Company is required to repay these facilities in full with proceeds from the Transaction. Furthermore, the Company will retain approximately
(euro)48 million from the proceeds of the Transaction in order to fund the working capital requirements of the Company and interest payable on the Securities up to the Settlement Date.

     The Company has entered into preliminary discussions with one of its senior lenders regarding the provision of an ongoing term loan facility and revolving credit facility following completion of the Transaction to meet the essential liquidity requirements of the remaining businesses. The size of any such facility is expected to be significantly smaller than the Company's existing facility. The Company's businesses that remain after the consummation of the Transaction have had, on a historical pro forma basis, a negative cash flow and in the future may not be able to support any significant level of debt. As of the date hereof, it is unlikely that such discussions will be concluded prior to the Settlement Date. Therefore, the Offer will be consummated without ongoing or future senior debt facilities having been agreed or committed by the Company's senior lenders and there can be no assurance that any such facility will be obtained, or if obtained, what the size or terms will be. Furthermore, if the facilities are obtained, it may be the case that the Company is required to retain all of the proceeds from such facilities to fund its ongoing working capital needs.

     The proceeds of the Transaction will be received by the Company in Euros, while the Offer consideration will be paid in U.S. Dollars. In order to purchase the Securities tendered in the Offer, the Company will be required to convert the proceeds of the Transaction from Euros to U.S. Dollars. In addition, the existing term loan facility and revolving credit facility of the Company are maintained in pounds sterling and the repayment thereof will also require conversion of the proceeds of the Transaction. The Company has not hedged, nor does it intend to hedge, the currency exchange risks it faces with regard to the repayment of its credit facilities or the Offer. The Company may therefore be required to amend the Offer as a result of changes in exchange rates and their impact on the funds of the Company required to repay the credit facilities and available to consummate the Offer.

     The following table presents the estimated amount of proceeds from the Transaction available to fund the Offer:

                                                                              (euro) million          US $ million
Purchase price for NeoResins business                                                    515                    -

Less: Anticipated closing adjustments, escrow amount and expenses (see                  (20)                    -
"The Transaction" above)
                                                                         --------------------
Cash proceeds from the sale of NeoResins business                                        495                    -


Less: Amount required to repay the Company's outstanding credit                  (106)(2)(3)                    -
facilities (see above)

Less: Proceeds retained to fund working capital requirements of the                     (48)                    -
Company and interest payable up to the Settlement Date (see above)
                                                                         --------------------
Proceeds available for the Offer to Purchase (see above)                                 341            459(1)(3)

------------------------------------------------------------------------

1 Translated from Euros to U.S. Dollars using a January 3, 2005 exchange rate of 1.3476.

2 In calculating the Euro proceeds available for the Offer, the amount of Euro proceeds available from the Transaction to repay the (pound)75 million drawn on the current term loan is translated into pounds sterling using a January 3, 2005 exchange rate of 1.4142.

3 For further information on the currency exchange risks please see the discussion on currency exchange risks in this section.


     Upon the terms and subject to the condition set forth in this Amended and Restated Offer to Purchase, the Company will make available the full amount of U.S.$459,000,000, the estimated amount of proceeds from the Transaction available to fund the Tender Offer, provided, however, that such amount may be subject to adjustment for U.S. dollar/Euro or Pounds Sterling/Euro exchange rate fluctuations as described herein.

The Company After the Transaction

     After the disposal of the NeoResins business segment, the Company will continue to operate the remaining three business segments - Electronic Materials, Biotechnology and Chemicals - and the corresponding business units described above. The businesses will be supported by 7 manufacturing facilities located in 4 countries (UK, USA, Canada and Germany). For a further analysis of the effects of the disposition of the NeoResins business on the Company, see "Unaudited Pro Forma Consolidated Financial Statements".

     The Company is actively pursuing the sale of its Displays business unit from the Company's Electronic Materials business segment, and in the future may consider further divestments of businesses or assets that its board of directors deems to be in the best interests of the Company. The Displays business unit comprises Covion Organic Semi-Conductors GmbH ("Covion") and the Company's organic semi-conductors business ("OSCs"). Covion develops organic light-emitting materials (OLEDs) for flat panel displays and is engaged in developing and seeking the commercialization of this technology in collaboration with potential customers. OSCs is also a new technology business focusing on applications in the emerging market of organic semi-conductors. The historical results of the Displays business have not been material to the financial condition or operations of the Company. Whether any such divestments, including in respect of the Displays business, will occur and the timing thereof is uncertain. The proceeds of sale from further divestments will be used to reduce indebtedness of the Company or for other uses permitted under the Indenture.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma consolidated balance sheet of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business (disposed of on January 31, 2004), Biocides business (disposed of on April 2,
2004) and Special Drug Mixtures business (disposed of on November 22, 2004), and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on September 30, 2004. The accompanying unaudited pro forma consolidated profit and loss accounts and statement of cash flows of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business, Biocides business and Special Drug Mixtures business and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on October 1, 2003. The accompanying unaudited pro forma consolidated financial statements assume the Consent Payment is made with respect to the outstanding Securities and that the Securities are acquired at a price of US$1,062.50 per US$1,000.00 principal amount of Securities, leaving approximately US$113,100,000 aggregate principal amount of Securities outstanding after the consummation of the Offer. The pro forma financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States.

     The pro forma information is presented for illustrative purposes only and it is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction and the Tender Offer had been consummated as presented in the accompanying unaudited pro forma consolidated financial statements, nor is it necessarily indicative of future results of operations or the actual results of the Offer. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

     These pro forma consolidated financial statements should be read in conjunction with the Company's historical financial statements and the related notes thereto that have been incorporated herein by reference.

                 Unaudited Pro Forma Consolidated Balance Sheet

                                                                                     Pro Forma
                                       Historical               Pro Forma          September 30,
                                   September 30, 2004          Adjustments              2004             Footnotes
                                   -------------------     ------------------    ------------------     -----------
                                    (pound) million         (pound) million        (pound) million
Fixed assets
Tangible fixed assets                           225.1                 (54.1)                171.0               (1)
Intangible assets                               220.4                (161.7)                 58.7               (2)


Investments in joint ventures:
Goodwill on joint ventures                        8.3                   -                     8.3
Share of gross assets                            11.1                   -                    11.1
Share of gross liabilities                       (1.5)                  -                    (1.5)
                                   -------------------     ------------------    ------------------
                                                 17.9                   -                    17.9
                                   -------------------     ------------------    ------------------
Total fixed assets                              463.4                (215.8)                247.6

Current assets
Stocks                                           54.6                 (14.5)                 40.1               (1)
Debtors                                          93.7                 (42.1)                 51.6               (1)
Investments                                       8.3                   -                     8.3
Cash at bank and in hand                          3.6                   -                     3.6
                                   -------------------     ------------------    ------------------
Total current assets                            160.2                 (56.6)                103.6
                                   -------------------     ------------------    ------------------

                                   -------------------     ------------------    ------------------
Total assets                                    623.6                (272.4)                351.2
                                   -------------------     ------------------    ------------------

Current liabilities
External loans due within less                    -                     -                     -
than one year
Other creditors                                 (73.5)                 31.1                 (42.4)              (1)

                                   -------------------     ------------------    ------------------
Total current liabilities                       (73.5)                 31.1                 (42.4)
                                   -------------------     ------------------    ------------------

                                   -------------------     ------------------    ------------------
Net current assets                               86.7                 (25.5)                 61.2
                                   -------------------     ------------------    ------------------

External loans due within more                 (362.0)                301.3                 (60.7)              (3)
than one year
Provisions for liabilities and                  (21.2)                  4.2                 (17.0)              (1)
charges
Other creditors due within more                  (8.3)                  0.3                  (8.0)
than one year

                                   -------------------     ------------------    ------------------
Net assets excluding pension                    158.6                  64.5                 223.1
liability
                                   -------------------     ------------------    ------------------

Pension liability                               (96.2)                 17.2                 (79.0)              (1)
                                   -------------------     ------------------    ------------------
Net assets including pension                     62.4                  81.7                 144.1
liability
                                   -------------------     ------------------    ------------------


Shareholders equity                              22.3                  86.3                 108.6
Pay-in-kind 16% cumulative                       40.1                   -                    40.1
redeemable preference shares
                                   -------------------     ------------------    ------------------
Total                                            62.4                  81.7                 144.1
                                   ===================     ==================    ==================

            Unaudited Pro Forma Consolidated Profit and Loss Accounts


                                                                                     Pro Forma
                                          Historical                              12 months ended
                                        12 months ended         Pro Forma          September 30,
                                      September 30, 2004       Adjustments              2004            Footnotes
                                      -------------------   -----------------    ------------------    -----------
                                       (pound) million       (pound) million      (pound) million

Turnover, including share of joint                 419.1              (234.4)                184.7             (4)
ventures
Less: share of joint ventures'                      (9.5)                -                    (9.5)
turnover
                                      -------------------   -----------------    ------------------

Group turnover                                     409.6              (234.4)                175.2

Operating costs                                   (429.4)              198.7                (230.7)            (4)
Exceptional operating costs                        (60.3)                -                   (60.3)            (5)
Other operating income                               5.5                (1.3)                  4.2             (6)
                                      -------------------   -----------------    ------------------

Group operating (loss)/profit                      (74.6)              (37.0)               (111.6)

Share of operating profit of joint                   0.9                 -                     0.9
ventures

Exceptional items                                   89.5               (89.5)                  -               (7)

                                      -------------------   -----------------    ------------------
Profit/(loss) on ordinary
activities before interest and                      15.8              (126.5)               (110.7)
taxation                              -------------------   -----------------    ------------------

Interest received                                   34.3               (34.3)                  -
Interest paid                                      (55.9)               48.7                  (7.2)            (8)
Other finance costs                                 (2.1)                -                    (2.1)

                                      -------------------   -----------------    ------------------
Profit/(loss) on ordinary                           (7.9)             (112.1)               (120.0)
activities after taxation

Taxation on profit/(loss) on                        (0.7)                0.7                   -               (9)
ordinary activities

                                      -------------------   -----------------    ------------------
Profit/(loss) on ordinary                           (8.6)             (111.4)               (120.0)
activities after taxation

Attributable to minority interests                  (6.5)                -                    (6.5)

                                      -------------------   -----------------    ------------------
Net profit/(loss) for the period                   (15.1)             (111.4)               (126.5)
                                      ===================   =================    ==================

            Unaudited Pro Forma Consolidated Statement of Cash Flows

                                               Historical
                                                12 months                               Pro Forma
                                                  ended                              12 months ended
                                              September 30,        Pro Forma          September 30,
                                                   2004           Adjustments              2004              Footnotes
                                           -------------------  ----------------     ------------------    -------------
                                              (pound) million    (pound) million      (pound) million
Operating (deficit)/profit before interest              (74.6)            (35.6)                (110.2)          (4)
Depreciation and amortization                            87.5              (8.0)                  79.5           (4)(10)

Decrease/(increase) in inventories                       (0.8)              0.5                   (0.3)          (4)
Decrease/(increase) in trade receivables and            (13.5)              7.0                   (6.5)          (4)
other assets
(Decrease)/increase in accounts payable,                                                                         (4)
accrued expenses and                                     11.1              (6.1)                   5.0
     trade provisions

Other cash and non-cash movements                         1.3               1.3                    2.6           (4)

                                           -------------------  ----------------     ------------------
Net cash inflow from operating activities                11.0             (40.9)                 (29.9)
                                           -------------------  ----------------     ------------------

Returns on investment and servicing of
finance
Dividends received from associates                        3.1               -                      3.1
Interest received                                         1.3              (1.3)                   -
Interest paid                                           (41.0)             34.0                   (7.0)          (8)

                                           -------------------  ----------------     ------------------
Net cash (outflow) from returns on
investment and servicing of finance                     (36.6)             32.7                   (3.9)
                                           -------------------  ----------------     ------------------


Taxation                                                  0.3               -                      0.3

Capital expenditure and financial investments
Cash expenditure on fixed assets                        (26.5)              8.1                  (18.4)          (4)
Disposals of fixed assets                                 5.1              (5.0)                   0.1          (11)

                                           -------------------  ----------------     ------------------
Net cash (outflow) from capital expenditure
and financial investments                               (21.4)              3.1                  (18.3)
                                           -------------------  ----------------     ------------------

Acquisitions and disposals
Payments in respect of acquisitions                       -                 -                      -
Disposals of other investments                          171.8            (171.8)                   -            (12)
Net cash disposed of                                     (0.2)              0.2                    -
                                           -------------------  ----------------     ------------------
Net cash inflow from acquisitions and                   171.6            (171.6)                   -
disposals                                  -------------------  ----------------     ------------------

Financing
Repayment of finance lease capital                       (0.9)              -                     (0.9)
External loans repaid                                  (126.2)            126.2                    -            (12)
                                           -------------------  ----------------     ------------------
Net cash (outflow) from financing                      (127.1)            126.2                   (0.9)
                                           -------------------  ----------------     ------------------

                                           -------------------  ----------------     ------------------
Net increase/(decrease) in cash                          (2.2)            (50.5)                 (52.7)
                                           ===================  ================     ==================

FOOTNOTES
---------

          (1) The pro forma adjustments eliminate balances relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
               2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

          (2) The pro forma adjustment eliminates goodwill attributable to the NeoResins and Special Drug Mixtures businesses.

          (3) The pro forma adjustment reflects the repayment of the existing term loan facility and revolving credit facility from the proceeds of the Transaction and the purchase of approximately $426,900,000 of Securities (representing approximately 79.1% of the outstanding Securities) in connection with the Offer. The repayment amounts have been calculated using a September 30, 2004 exchange rate of 1.81 for the purchase of the Securities pursuant to the Offer.

          (4) The pro forma adjustment eliminates trading results relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2, 2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

          (5) Exceptional operating costs include a charge of (pound)42.3 million for the impairment of goodwill, intangible assets and tangible assets and (pound)18.0 million for restructuring costs related to reductions in headcount.

          (6) The pro forma adjustment eliminates the profit arising from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett.

          (7) The pro forma adjustment eliminates the profit on disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004).

          (8) The pro forma adjustment adjusts interest expense to reflect the amount of interest that would have been charged to operations during the 12-months ended September 30, 2004, assuming that the term loan facility and revolving credit facility were repaid in full at the beginning of such period and assuming approximately US$113,100,000 of the Securities were outstanding for such period.

          (9) The pro forma adjustment eliminates income tax expense for the 12-months ended September 30, 2004 related to the operations of the NeoResins business.

          (10) Historical and pro forma depreciation and amortization for the 12-months ended September 30, 2004 include a (pound)42.3 million charge for the impairment of goodwill, intangible assets and tangible assets.

          (11) Disposal of fixed assets primarily represents proceeds from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett during the 12-months ended September 30, 2004.

          (12) The pro forma adjustment eliminates the proceeds from the disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004), and the repayment of senior debt out of the proceeds of those dispositions.

           PROCEDURE FOR TENDERING SECURITIES AND DELIVERING CONSENTS

     How to Tender Securities and Deliver Consents. Any Holder whose Securities are held in book-entry form through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Securities and deliver a Consent to the Amendments should contact such broker, bank, dealer or other nominee promptly and instruct such nominee to submit instructions on such Holder's behalf. Please check with your nominee to determine its procedure. A Holder may also contact the Luxembourg Agent at the telephone number set forth on the last page of this Amended and Restated Offer to Purchase in order to obtain information on how to tender Securities and deliver a Consent to the Amendments.

     Procedures to be Followed by Brokers, Dealers, Banks and Other Nominees; Tender Through ATOP. The Tender Agent and DTC have confirmed that the amended and restated Offer is also eligible for ATOP. Pursuant to the terms of the Initial Offer to Purchase, the Tender Agent established one or more accounts on behalf of the Company with respect to the Securities at DTC. ATOP allows a financial institution that is a participant in DTC's system to tender Securities and deliver Consents by causing DTC to make an electronic book-entry transfer of Securities into the account established by the Tender Agent and electronically deliver the Consents with respect to such Securities. Securities may be tendered and Consents may be delivered by (1) effecting a book-entry transfer of all Securities to be tendered in the Offer into the account of the Tender Agent, at DTC, in accordance with DTC's procedures for such transfer and (2) effecting an Agent's Message.

     "Agent's Message" means a message, transmitted by DTC to and received by the Tender Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant (i) has received and agrees to be bound by this Amended and Restated Offer to Purchase and that the Company may enforce such agreement against such participant and (ii) consents to the Amendments and to the execution and delivery of the Supplemental Indenture as described in this Amended and Restated Offer to Purchase.

     DTC will authorize DTC participants for whom DTC or its nominee holds Securities (as set forth in a securities position listing of DTC) to execute Consents with respect to such Securities as if such participants were the Holders of record of such Securities; accordingly, such participants shall be deemed for purposes hereof to be Holders of record of such Securities and Agent's Messages transmitted by DTC shall be deemed to be valid Consents with respect to such Securities. Securities tendered and Consents delivered pursuant to the terms of the Initial Offer to Purchase will remain valid for the purposes of this Amended and Restated Offer to Purchase, unless withdrawn in accordance with the terms hereof.

     Timely book-entry delivery requires receipt of a confirmation of a book-entry transfer into the Tender Agent's account at DTC (a "Book-Entry Confirmation") by the Tender Agent prior to the Consent Payment Deadline (in order to receive the Consent Payment) or the Expiration Time (in order to receive the Tender Offer Consideration). Although delivery of Securities may be effected through book-entry transfer into the Tender Agent's account at DTC, an Agent's Message in connection with a book-entry transfer, together with any other required documents, must, in any case, be delivered or transmitted to and received by the Tender Agent at the address set forth on the last page of this Amended and Restated Offer to Purchase (1) prior to the Consent Payment Deadline to receive the Consent Payment and (2) prior to the Expiration Time to receive the Tender Offer Consideration for tendered Securities. Delivery will be deemed made only when actually received by the Tender Agent. Holders desiring to tender their Securities on the date of the Consent Payment Deadline or the date of the Expiration Time must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such date. Delivery of such documents to DTC does not constitute delivery to the Tender Agent.

     Interpretation. All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Securities and revocation of corresponding Consents will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders and withdrawals of the Securities that it determines are not in proper form or for which the acceptance for payment or payment may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Offer or any defect or irregularity in the tender or withdrawal of the Securities of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. Tenders or withdrawals of Securities will not be deemed to have been made until such defects or irregularities have been cured or waived. The Company's interpretation of the terms and conditions of the Offer will be final and binding. None of the Company, the Dealer Manager and Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders or consents or any notices of withdrawal or will incur any liability for failure to give any such notice.

     No Guaranteed Delivery. There are no guaranteed delivery provisions provided for by the Company in connection with the Offer under the terms of this Amended and Restated Offer to Purchase or any other related documents. Holders must tender their Securities in accordance with the procedures set forth above.

            WITHDRAWAL OF TENDERS AND REVOCATION OF RELATED CONSENTS

     Securities tendered pursuant to the Offer may be withdrawn at any time prior to the Withdrawal Deadline, but no consideration will be payable in respect of Securities so withdrawn and not validly retendered. A valid withdrawal of tendered Securities prior to the Withdrawal Deadline will constitute the concurrent valid revocation of (and will be the only means of validly revoking) the related Consent. The Withdrawal Deadline, which has been extended by the Company as a result of this amended and restated Offer, shall be 5:00 p.m., New York City time, on January 24, 2005, unless further extended by the Company in its sole discretion. The Company will issue a public announcement promptly after obtaining the Requisite Consents. The Supplemental Indenture will be executed and become effective promptly after the Withdrawal Deadline, provided the Company has received the Requisite Consents. If, however, after the execution of the Supplemental Indenture, the Offer is terminated or withdrawn by the Company, the Securities are not accepted for payment or the conditions to the Offer are not satisfied or waived, the original terms of the Indenture will be reinstated. (See "The Amendments" below.)

     Securities tendered may not be withdrawn and Consents delivered may not be revoked after the Withdrawal Deadline, unless the Company reduces the amount of the Tender Offer Consideration or the Consent Payment or the Company reduces the principal amount of Securities subject to the Offer other than pursuant to fluctuations in the U.S. dollar/Euro or Pounds Sterling/Euro exchange rates or is otherwise required by law to permit withdrawal. In such situations, previously tendered Securities may validly be withdrawn until the expiration of ten business days after the date that notice of any such reduction or change is first published, sent or given to the Holders by the Company. If the Offer is terminated without any Securities being purchased, the Securities tendered pursuant thereto will be promptly returned to the tendering Holders.

     For a withdrawal of Securities to be effective, the notice of withdrawal must be timely received by the Tender Agent at its address set forth on the last page of this Amended and Restated Offer to Purchase. The withdrawal notice must:

     o specify the DTC Voluntary Offer Instruction (V.O.I.) Number, the name of the participant for whose account such Securities were tendered and such participant's account number at DTC to be credited with the withdrawn Securities;

     o contain a description of Securities to be withdrawn (including the principal amount to be withdrawn); and

     o be submitted through ATOP by such participant in the same manner as the Agent's Message, or be accompanied by evidence satisfactory to the Company, that the person withdrawing the tender has succeeded to the beneficial ownership of such Securities.

     Withdrawal of tenders of Securities may not be rescinded, and any Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Properly withdrawn Securities may, however, be retendered by again following one of the procedures described in "Procedure for Tendering Securities And Delivering Consents" above at any time prior to the Withdrawal Deadline or the Expiration Time, as the case may be.

     Withdrawals of Securities and revocation of Consents can only be accomplished in accordance with the foregoing procedures. See "Procedure for Tendering Securities And Delivering Consents--Interpretation" for additional information regarding the validity and eligibility of a withdrawal of Securities and a revocation of Consents.

                         RISKS TO NON-TENDERING HOLDERS

     Neither the Company, the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates make any recommendation as to whether a Holder should tender or refrain from tendering any or all of its Securities and neither the Company, the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates have authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information included or incorporated by reference in this Amended and Restated Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender Securities. In deciding whether to participate in the Offer, you should carefully consider the following, in addition to the other information contained in this Amended and Restated Offer to Purchase.

The Company is not Tendering for all Outstanding Securities

     The Company is tendering for up to 79% ($426,900,000) of the Securities. Not all Securities outstanding, or possibly even tendered, will be accepted by the Company. Any Securities not purchased by the Company will be the obligation solely of the Company's remaining businesses following the Transaction.

Adverse Effect of the Proposed Amendments on Holders of the Securities

     If the Amendments are adopted and the Offer is consummated, Securities that are not tendered or purchased pursuant to the Offer will be subject to the terms of the Indenture, as modified by the Supplemental Indenture, as described under "The Amendments." As a result of the adoption of the Amendments, the modifications of the Indenture that will be effected by the adoption of the Amendments will permit the Company to take actions with respect to the sale of all or substantially all of its assets; provided that the requirements of the covenants as amended by the Amendments are complied with. See "The Amendments."

Adverse Effect on the Trading Market, the Market Price and Price Volatility of the Securities

     The Securities are listed on the Luxembourg Stock Exchange. The Securities are traded infrequently in transactions arranged through brokers, and no reliable pricing information for the Securities is available. Holders of Securities are urged to contact their brokers to obtain the best available information as to current market prices.

     To the extent that Securities are tendered and accepted in the Offer, the outstanding principal amount of Securities will be reduced. Any debt security with a smaller outstanding principal amount available for trading, commonly referred to as the "float," may experience less liquidity, more price volatility and generally lower prices than would a comparable debt security with a greater float. Therefore, the market price for Securities not tendered or purchased may be affected adversely to the extent the amount of Securities tendered and purchased pursuant to the Offer reduces the float of the Securities. In addition, upon the operativeness of the Amendments, specific covenants will be eliminated, which may adversely affect the market price for the Securities.

     The Company cannot assure you that an active market, or that any trading market, in the Securities will exist, or give you any assurance as to the price or prices at which the Securities may trade after the consummation of the Offer. The extent of the market for outstanding Securities following consummation of the Offer will depend, among other factors, upon the number of Holders that remain at such time and the interest in maintaining a market in the Securities on the part of securities firms.

Subsequent Repurchases of Securities

     The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Securities that remain outstanding after the Expiration Time through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, upon such terms and at such prices as it may determine which may be more or less than the price paid pursuant to this Offer and Solicitation and may involve cash or non-cash consideration, or to exercise any of its rights under the Indenture, including the right to optionally redeem the remaining Securities after the consummation of the Offer.

No Ongoing Credit Facility

     The Company currently has a term loan Facility of (pound)100 million and a revolving credit Facility of (pound)50 million. Under the terms of the facilities, the Company is required to repay these facilities in full with the proceeds of the Transaction. The Company has entered into preliminary discussions with one of its senior lenders regarding the provision of an ongoing term loan facility and revolving credit facility following completion of the Transaction to meet the liquidity requirements of the remaining businesses. As of the date hereof, it is unlikely that such discussions will be concluded prior to the Settlement Date. Therefore, the Offer will be consummated without ongoing or future senior debt facilities having been agreed or committed by the Company's senior lenders and there can be no assurance that any such facility will be obtained or, if obtained, what the size and terms will be.

Tax Considerations

     See "Certain U.S. Federal Income Tax Consequences" and "Certain U.K. And E.U. Tax Considerations" for a discussion of certain tax matters that should be considered in evaluating the Offer.

                           RISKS TO TENDERING HOLDERS

     Because the purpose of the Transaction and the Offer is to improve the Company's financial position, the prices at which the Securities trade after consummation of the Transaction may be higher than current trading prices and/or higher than the Total Consideration. In addition, if the Company is successful in completing the Transaction, and over time for any other reason its financial results could improve which could, in turn, result in an increase in the trading price of the Securities that are not tendered in the Offer. See "Unaudited Pro Forma Consolidated Financial Statements".

                             CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the Offer, the Company will not be required to accept any Securities tendered pursuant to the Offer and may terminate, extend or amend the Offer, and the Company may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance of Securities so tendered if:

     o    the Transaction Condition shall not have been satisfied;

     o    the Consent Condition shall not have been satisfied; or

     o any of the General Conditions (as defined below) shall not have been satisfied.

     The "Transaction Condition" shall mean the consummation of the Transaction, which is subject to certain transaction specific and customary closing conditions.

     The "Consent Condition" shall mean receipt of the Requisite Consents with respect to the proposed Amendments and execution of the Supplemental Indenture providing for the proposed Amendments. See cover page, "The Offer" and "The Amendments."

     For purposes of the foregoing provisions, all of the "General Conditions" shall be deemed to have been satisfied unless any of the following conditions shall occur on or prior to the execution and effectiveness of the Supplemental Indenture and the consummation of the Transaction:

     (i) there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer or the purchase of the Securities pursuant to the Offer, or otherwise relating to the Offer, that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or its subsidiaries;

     (ii) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer, or that will, or is reasonably likely to, materially impair the contemplated benefits of the Offer to the Company, or otherwise result in the consummation of the Offer not being or reasonably likely not to be in the best interests of the Company;

     (iii) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay the consummation of the Offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company or its subsidiaries;

     (iv) the Company shall not have obtained all consents, approvals, waivers or amendments from third parties necessary to permit the consummation of the Offer;

     (v) the Trustee shall have objected in any respect to, or taken any action that, in the sole judgment of the Company, could adversely affect the consummation of the Offer or the Company's ability to cause the proposed Amendments to become operative, or shall have taken any action that challenges the validity or effectiveness of the Supplemental Indenture or the procedures used by the Company, in soliciting the Consents to the proposed Amendments (including the form thereof) or in making the Offer or the acceptance of, or payment for, any of the Securities or the Consents; or

     (vi) there shall have occurred (a) any general dispensation of or limitation on prices for trading in securities in the capital or financial markets, (b) any significant adverse change in the price of the Securities, (c) a material impairment of the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in Europe or other major financial markets or (e) any act of war or armed hostilities or other national or international calamity directly or indirectly involving Europe or the United States.

     The conditions to the Offer are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to such conditions or may be waived by the Company, in whole or in part, at any time and from time to time, in its sole discretion, whether or not any other condition of the Offer is also waived. Any determination by the Company concerning the events described in this section shall be final and binding upon all persons. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

                       ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment all Securities that are validly tendered pursuant to the terms and subject to the conditions of the Offer, up to 79% ($426,900,000) of the aggregate principal amount, subject to proration as described herein. The Company will be deemed to have accepted for payment tendered Securities if, as and when the Company gives written notice to the Tender Agent of its acceptance for payment of such Securities.

     Payment for Securities will be made by the Company in immediately available funds by deposit with DTC on the Settlement Date of the aggregate purchase price of such Securities accepted for purchase. It is expected that, in accordance with DTC's standard procedures, DTC will transmit the aggregate purchase price in immediately available funds to each of its participant financial institutions holding the Securities accepted for purchase on behalf of the Holders for delivery to the Holders. Under no circumstances will any additional interest be payable by the Company due to any delay in the transmission of funds from DTC to the tendering Holders. The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of or payment for the Securities in order to comply, in whole or in part, with any applicable law.

     Securities tendered and Consents delivered pursuant to the Offer will be accepted only in principal amounts equal to US$1,000.00 or any integral multiple thereof. If, for any reason, acceptance for purchase of, or payment for, validly tendered Securities and validly delivered Consents pursuant to the Offer is delayed or the Company is unable to accept for purchase, or to pay for, validly tendered Securities or validly delivered Consents pursuant to the Offer, then the Tender Agent may, nevertheless, on behalf of the Company, retain tendered Securities and delivered Consents, without prejudice to the rights of the Company described under "Extension; Amendment and Termination," "Conditions to the Offer" and "Withdrawal of Tenders And Revocation of Related Consents" (subject to Rule 14e-1(c) under the Exchange Act).

                      EXTENSION, AMENDMENT AND TERMINATION

     The Company expressly reserves the right, at any time or from time to time, regardless of whether or not the conditions set forth in "Conditions to the Offer" shall have been satisfied, subject to applicable law:

     o to further extend the Consent Payment Deadline or Expiration Time and retain any Securities that have been tendered pursuant to the Offer;

     o to waive any Condition to the Offer and accept all Securities previously tendered for purchase pursuant to the Offer;

     o    to amend the Offer in any respect; or

     o to terminate the Offer prior to the execution and effectiveness of the Supplemental Indenture and consummation of the Transaction and return the Securities tendered pursuant thereto;

in each case, by giving written notice of such extension, amendment or termination to DTC. If the Tender Offer Consideration is modified, the Offer will be extended to the extent necessary to permit it to remain open for at least 10 business days from the date that notice of such modification is first published or sent or given to Holders. Any waiver, amendment or modification of the Offer will apply to all Securities tendered pursuant to the Offer or Consents delivered pursuant to the Offer. If the Company makes a material change in the terms of the Offer or the information concerning the Offer in a manner determined by the Company in its sole discretion, to constitute a material adverse change to the Holders, the Company will disseminate additional material in respect of the Offer and will extend the Offer, in each case, to the extent required by law.

     There can be no assurance that the Company will exercise its right to extend the Consent Payment Deadline or Expiration Time. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Expiration Time, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to DTC, the Wall Street Journal and as soon as practicable, the Luxembourger Wort.

                                 THE AMENDMENTS

     A Holder validly tendering Securities will, by tendering such Securities, be consenting to the proposed Amendments described below to the Indenture under which the Securities were issued.

     The Amendments will, among other things, modify the Company's obligation to comply with certain of the "restrictive covenants" in the Indenture and add certain provisions to the Indenture which, with respect to the Transaction, would waive the applicability of: (a) Section 5.06 (Asset Sales), (b) Section
5.08 (Change of Control), (c) Section 6.01 (Merger, Consolidation or Sale of All or Substantially All Assets) and (d) any other provision of the Indenture that as a result of the consummation of the Transaction would require the making of an offer to purchase or redeem the Securities, or whose contravention would result in a default under the Indenture, with respect to the Transaction.

     The Amendments will, in substance, add the following provisions to the
Indenture:

     o    Section 5.17 (Waiver of Applicability of Covenants); and

     o    The definition of the term "Transaction" to Section 1.01.

     The Amendments will, in substance, modify the following sections of the Indenture with respect to the Securities:

     o    Section 5.02(b), (c) (Reports to Holders);

     o    Section 5.08 (Change of Control); and

     o Section 6.01 (Merger, Consolidation or Sale of All or Substantially All Assets).

     The Amendments to the Indenture constitute a single proposal and a consenting Holder must consent to the Amendments to the Indenture as an entirety and may not consent electively with respect to certain of such Amendments. The Amendments to the Indenture are more fully described in Annex A.

     The Amendments to the Indenture will be set forth in the Supplemental Indenture that will be executed and will become operative promptly following the Withdrawal Deadline, provided the Company has received the Requisite Consents. If the Amendments to the Indenture become operative, the Holders will be bound thereby. However, if after the execution of the Supplemental Indenture pursuant to this Amended and Restated Offer to Purchase, the Offer is terminated or withdrawn by the Company, the Securities are not accepted for payment or the conditions to the Offer (see "Conditions to the Offer") are not satisfied or waived, then the Supplemental Indenture will become inoperative and the original terms of the Indenture will be reinstated.

     The foregoing is qualified in its entirety by reference to the Indenture and the form of Supplemental Indenture, copies of which can be obtained without charge from the Information Agent.

                              AVAILABLE INFORMATION

     The Company currently is either subject to the reporting requirements under the Exchange Act or is required to file with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Indenture and, in accordance therewith, annual, quarterly and other reports are furnished to the Commission. Such reports and other information (including the documents incorporated by reference into this Amended and Restated Offer to Purchase) may be inspected and copied at the Commission's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and on the Commission's Internet website at http://www.sec.gov. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address. The Company's filings are also available to the public at the Commission's website at http://www.sec.gov.

     In addition, the Company currently files annual and periodic reports and furnishes other information with the Luxembourg Stock Exchange in accordance with the listing requirements of such exchange. These reports and other information are available upon request from Kredietbank S.A. Luxembourgeoise, 43 Boluevard Royal, L-2955, Luxembourg.

                           INCORPORATION BY REFERENCE

     The Company "incorporates by reference" into this Amended and Restated Offer to Purchase certain information it files with the Securities and Exchange Commission (the "Commission"), which means that the

Company can disclose important information to you by referring you to those documents. Any information that the Company files with the Commission after the date of this Amended and Restated Offer to Purchase and prior to the Expiration Time will automatically update this Amended and Restated Offer to Purchase. Any information included directly in this Amended and Restated Offer to Purchase updates and supersedes any information previously filed with the Commission. The information incorporated by reference, as updated, is an important part of this Amended and Restated Offer to Purchase.

     The Company incorporates by reference the following information it files with the Commission:

     o Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on May 20, 2004;

     o    Report on Form 6-K filed on May 21, 2004;

     o    Report on Form 6-K filed on August 11, 2004;

     o    Report on Form 6-K filed on November 4, 2004;

     o    Report on Form 6-K filed on December 15, 2004;

     o    Report on Form 6-K filed on December 27, 2004; and

     o    Report on Form 6-K filed on January 18, 2005.

     The Company also incorporates by reference all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Amended and Restated Offer to Purchase and prior to the Expiration Time.

     You may request a copy of any of the filings listed above (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning the Company at the following address and telephone number:

                                Avecia Group plc
                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England

                     Attention: Public Affairs Group Manager
                                +44 161 721 2890

                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this document which are not statements of historical fact, including but not limited to those identified with the words "expect," "will" or "look" are intended to be identified as "forward-looking statements," as defined in the Exchange Act and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future result, performance or achievement expressed or implied by such forward-looking statement. Such factors include, among others, changes in general economic conditions in the United States and Europe; the failure of market conditions in the major industry sectors and regions we operate in; the failure of our products to perform as anticipated, including the continued development of an outsourcing market in pharmaceutical intermediaries; the highly competitive nature of diverse specialty chemical markets and competition from generic manufacturers; our technological and manufacturing assets and our ability to utilize them to further increase sales and the profitability of our businesses; our ability to retain existing and obtain new customers; risks related to environmental costs, liabilities and claims; and other factors mentioned in other documents filed by the Company with the Commission. The Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of a sale of Securities pursuant to the Amended and Restated Offer to Purchase and the consequences of the receipt of the Consent Payment and the adoption of the Amendments. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, judicial decisions, administrative rulings and U.S. Internal Revenue Service ("IRS") practice, all as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. The Company has not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     This discussion is intended for general information only and, as such, does not address all of the tax considerations that may be important to particular Holders in light of their particular circumstances. This summary discusses only Securities held as capital assets within the meaning of Section 1221 of the Code. This summary does not apply to Holders that may be subject to special tax rules, including, without limitation, persons subject to the alternative minimum tax, U.S. expatriates, banks, insurance companies, financial institutions, tax-exempt organizations, persons owning (directly, indirectly or by attribution) 10% or more of the outstanding share capital or voting stock of the Company, persons who use the mark-to-market method of accounting, securities broker-dealers, persons holding the Securities as a position in a hedging transaction, straddle, or conversion transaction, or persons having a functional currency other than the U.S. dollar. Such Holders may be subject to U.S. federal income tax consequences different from those set forth below.

     If a partnership holds Securities, the tax treatment of a partner generally will depend upon the status of the partners and the activities of the partnership. A partner in a partnership that holds the Securities is urged to consult its own tax advisor regarding the specific tax consequences of the Offer.

     For purposes of this section, a "U.S. Holder" is a beneficial owner of a Security that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
(iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

HOLDERS OF SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

Sale of Securities

     The sale of a Security by a U.S. Holder pursuant to the Amended and Restated Offer to Purchase generally will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the market discount rules set forth below, a U.S. Holder selling Securities pursuant to the Amended and Restated Offer to Purchase generally will recognize capital gain or loss in an amount equal to the difference between the total amount of cash received as consideration (other than amounts received attributable to accrued interest not yet included in income, which will be taxable as foreign source ordinary interest income in accordance with a Holder's regular method of tax accounting) and the U.S. Holder's adjusted tax basis in the sold Securities at the time of sale. A U.S. Holder's adjusted tax basis in the sold Securities generally will equal the cost of the sold Securities to such U.S. Holder, increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the sold Securities. The gain or loss generally will be U.S. source capital gain or loss, and generally will be treated as long-term capital gain or loss if the sold Securities have been held for more than one year at the time of the sale. The deductibility of capital losses is subject to significant limitations.

     U.S. Holders that have purchased Securities at different times for different prices should consult their tax advisors with respect to the procedures for determining gain or loss.

Market Discount

     An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased the Securities at a "market discount." In general, a U.S. Holder is considered to have acquired a debt instrument with "market discount" if the Holder's tax basis in the debt instrument immediately after its acquisition is less than the stated redemption price of the Security at maturity (unless the amount of market discount is less than a specified de minimis amount, in which case the market discount is considered to be zero). In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain recognized by a U.S. Holder on the sale of debt instruments having market discount will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) but has not yet been taken into income while those debt instruments were held by the U.S. Holder. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

Consent Payment

     The U.S. federal income tax treatment of the Consent Payment is not entirely clear. The receipt of a Consent Payment by a U.S. Holder should be treated for U.S. federal income tax purposes as either (i) additional consideration received upon the sale of a Security, in which case such amount would be taken into account in determining the amount of gain or loss on the sale, or (ii) separate consideration for consenting to the Amendments, in which case such amount would constitute ordinary income to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of a Consent Payment.

Continued Ownership of Securities

     Under U.S. Treasury Regulation Section 1.1001-3 (the "Regulation"), the modification of a debt instrument will result in a deemed exchange of the original instrument for a modified instrument (upon which deemed exchange gain or loss may be recognized) if the modification constitutes a "significant modification" for U.S. federal income tax purposes. The Regulation provides, in pertinent part, that modifications that alter customary accounting or financial covenants are not significant modifications. As a result, although the matter is not free from doubt, the Company believes that the adoption of the Amendments should not constitute a "significant" modification of the Securities and therefore should not result in a deemed exchange. The Regulation also states that the receipt of a payment in connection with the consent to the modification of an instrument itself can result in a significant modification to the debt instrument if the yield on the modified instrument (taking into account the receipt of the payment) varies from the yield on the original instrument by more than a stated amount. In this regard, the receipt of the Consent Payment in connection with the tender of Securities that ultimately are not sold (because of the proration mechanism or otherwise) should not result in a significant modification of the retained Securities under the terms of the Regulation. Thus, U.S. Holders that do not sell all of their Securities pursuant to the Amended and Restated Offer to Purchase should have the same adjusted tax basis and holding period in their retained Securities following the adoption of the Amendments as the U.S. Holders had in such retained Securities immediately prior to the adoption of the Amendments.

Information Reporting and Backup Withholding

     Payments of interest on and proceeds from the sale of the Securities (including the Consent Payment) may be subject to information reporting to the IRS and backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders, who are not otherwise exempt from backup withholding, that receive payment through a brokerage account or other intermediary are advised to ensure that they provide (or have previously provided) to such broker or intermediary a duly completed and valid IRS Form W-9 prior to payment. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against that Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

                     CERTAIN U.K. AND E.U. TAX CONSEQUENCES

Certain U.K. Tax Consequences

     The following is a summary of the Company's understanding of current law and practice in the United Kingdom relating to certain U.K. tax consequences for Holders of Securities who sell Securities pursuant to the Tender Offer and Consent Solicitation. It applies only to Holders who are the absolute beneficial owners of those Securities. It does not apply to certain classes of person (such as dealers and persons connected with the Company) to whom special rules may apply. Holders (particularly those that may be subject to tax in a jurisdiction other than the United Kingdom) should in any event consult their own professional advisers with regard to their tax position.

     The U.K. tax consequences under current law and practice for Holders who do not sell Securities pursuant to the Tender Offer and Consent Solicitation are considered briefly below. However all such Holders should consult their own professional advisers with regard to any effect that the Amendments (if they are adopted), and/or any action undertaken by the Company after consummation of the Tender Offer and Consent Solicitation, may have on their tax position.

Consequences to Holders Selling Securities

Interest on the Securities (including Accrued Interest)

     Payment of Interest on the Securities. Payment of interest on the Securities may be made without withholding or deduction for or on account of U.K. tax while the Securities remain listed on a "recognised stock exchange" as defined in section 841 of the Income and Corporation Taxes Act 1988. The Luxembourg Stock Exchange is a "recognised stock exchange" for these purposes. The Securities will satisfy the requirement of being listed on a "recognised stock exchange" if and so long as they are listed by a competent authority in Luxembourg and admitted to trading on the Luxembourg Stock Exchange.

     Interest on the Securities may also be paid without withholding or deduction for or on account of U.K. tax where the Company reasonably believes (and any person by or through whom interest on the Securities is paid reasonably believes) that the beneficial owner is a company within the charge to U.K. corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction, the effect of which is that such payment may not be made without such withholding or deduction.

     In all other cases, an amount must be withheld from payments of interest on the Securities on account of U.K. income tax at the lower rate (currently 20%), subject to the availability of relief under an applicable double tax treaty or other relief.

     Holders of Securities who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

     Further United Kingdom Tax Issues. Interest on the Securities constitutes U.K. source income for tax purposes and, as such, may be subject to income tax direct assessment even where paid without withholding.

     However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be chargeable to U.K. tax in the hands of a Holder of Securities (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless the Holder of the Securities is (a) a company which carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom or, (b) if not such a company, carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom, and in either case the interest is received in connection with, or the Securities are attributable to, that permanent establishment, branch or agency. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Holders of Securities.

The Consent Payment - Withholding Tax

     The applicable Consent Payment will be payable without withholding or deduction on account of U.K. tax.

U.K. Corporation Tax Payers

     The acceptance of the Tender Offer will constitute a disposal of Securities. In general, Holders of Securities that are within the charge to U.K. corporation tax will recognize for the purposes of U.K. corporation tax on income all returns, profits, gains or losses arising from, and fluctuations in value arising in connection with, their tendered Securities including their disposal (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

Other U.K. Tax Payers

     Taxation of chargeable gains. The acceptance of the Tender Offer will constitute a disposal of Securities. A disposal of Securities by a Holder who is not within the charge to U.K. corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable may give rise to a chargeable gain or an allowable loss for the purposes of the U.K. taxation of chargeable gains. It should be noted that, in calculating any chargeable gain or allowable loss arising on a disposal of Securities, the Consent Payment should be treated as part of the disposal proceeds received for the Securities. It should also be noted that, in calculating any such gain or loss arising on such a disposal, sterling values are compared at acquisition and disposal. Accordingly, a chargeable gain may arise on disposal even where the U.S. dollar proceeds are less than, or equal to, the amount in U.S. dollars paid to acquire the Securities.

     Taxation as income. The acceptance of the Tender Offer will constitute a disposal of Securities. On a disposal of Securities by a Holder who is not within the charge to U.K. corporation tax, but who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable, any interest which has accrued since the last interest payment date should not be chargeable to tax as income under the rules of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988. Holders are in any event advised to consult their own professional advisers with regard to the potential consequences of the application of the accrued income scheme.

     Stamp Duty and Stamp Duty Reserve Tax. The acceptance of the Tender Offer will constitute a disposal of the tendered Securities. No U.K. stamp duty or stamp duty reserve tax will be payable by Holders of Securities on the disposal of their Securities pursuant to the Tender Offer.

Consequences to Holders Retaining Securities

     For Holders of Securities who retain Securities there may be adverse U.K. tax consequences arising if the Amendments outlined herein are adopted and/or the Company undertakes certain actions after the consummation of the Tender Offer and Consent Solicitation.

Interest on the Securities

     Payment of Interest on the Securities. Payment of interest on the Securities may be made without withholding or deduction for or on account of U.K. tax while the Securities remain listed on a "recognised stock exchange" as defined in section 841 of the Income and Corporation Taxes Act 1988. The Luxembourg Stock Exchange is a "recognised stock exchange" for these purposes. The Securities will satisfy the requirement of being listed on a "recognised stock exchange" if and so long as they are listed by a competent authority in Luxembourg and admitted to trading on the Luxembourg Stock Exchange.

     Interest on the Securities may also be paid without withholding or deduction for or on account of U.K. tax where the Company reasonably believes (and any person by or through whom interest on the Securities is paid reasonably believes) that the beneficial owner is a company within the charge to U.K. corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction, the effect of which is that such payment may not be made without such withholding or deduction.

     In all other cases (and in particular if at any time the Company de-lists the Securities from the Luxembourg Stock Exchange without listing them on another "recognised stock exchange"), an amount must be withheld from payments of interest on the Securities on account of U.K. income tax at the lower rate (currently 20%), subject to the availability of relief under an applicable double tax treaty or other relief.

     Holders of Securities who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United

Kingdom who either pays interest to or receives interest for the benefit of an individual. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

U.K. Corporation Tax Payers

     Holders of Securities within the charge to U.K. corporation tax in respect of the Securities should recognize as income any return, profit, gain or loss arising from, or fluctuation in value arising in connection with, their retained Securities (whether attributable to currency fluctuations or otherwise) as a result of the variation in the terms of the Securities pursuant to the Amendments outlined herein broadly in accordance with their statutory accounting treatment.

Other U.K. Tax Payers

     Taxation of chargeable gains. The variation in the terms of the Securities pursuant to the Amendments outlined herein should not give rise to a disposal of retained Securities by a Holder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Securities are attributable for the purposes of U.K. taxation of chargeable gains.

     Taxation as income. The variation in the terms of the Securities pursuant to the Amendments outlined herein may constitute a transfer of the retained Securities by a Holder who is not within the charge to U.K. corporation tax but who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the retained Securities are attributable, for the purposes of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988 with the result that any interest which has accrued since the last interest payment date may be chargeable to tax as income under the rules of that scheme. Holders are in any event advised to consult their own professional advisers with regard to the potential consequences of the application of the accrued income scheme.

Stamp Duty and Stamp Duty Reserve Tax

     No U.K. stamp duty or stamp duty reserve tax should be payable by Holders of Securities solely as a result of the adoption of the Amendments outlined herein.

EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

     The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

     DEALER MANAGER, SOLICITATION AGENT, INFORMATION AGENT AND TENDER AGENT

     The Company has retained Goldman, Sachs & Co. to act as Dealer Manager (the "Dealer Manager") and Solicitation Agent (the "Solicitation Agent") and Global Bondholder Services Corporation to act as Information Agent (the "Information Agent") and Tender Agent (the "Tender Agent"). The Company has agreed to pay the Information Agent and the Tender Agent customary fees for their services in connection with the Amended and Restated Offer to Purchase. The Company has also agreed to pay the Dealer Manager reasonable customary fees for its services as Dealer Manager in connection with the Offer and to reimburse the Dealer Manager, Information Agent and Tender Agent for their reasonable out-of-pocket expenses (including, with respect to the Dealer Manager, the reasonable fees and expenses of its counsel) and to indemnify the Dealer Manager against certain liabilities, including liabilities under U.S. federal securities laws.

     Tendering Holders will not be obligated to pay brokerage fees or expenses of the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent or DTC.

     The Dealer Manager and Solicitation Agent, in the ordinary course of its business, makes markets in securities of the Company, including the Securities. As a result, from time to time, the Dealer Manager and Solicitation Agent may own certain of the Company's securities, including the Securities. In addition, the Dealer Manager and Solicitation Agent and its affiliates have performed or may perform various investment banking, commercial lending and financial advisory services for the Company, including in connection with the Transactions, for which they receive customary compensation.

     None of the Dealer Manager, the Solicitation Agent, the Information Agent, the Tender Agent, the Trustee or their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates or the Securities contained in this Amended and Restated Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

     Any questions or requests for assistance or for additional copies of this Amended and Restated Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers on the last page of this Amended and Restated Offer to Purchase. A Holder may also contact the Dealer Manager and Solicitation Agent at the telephone number set forth on the last page of this Amended and Restated Offer to Purchase or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Amended and Restated Offer to Purchase.

                                  MISCELLANEOUS

     We are not aware of any jurisdiction where the making of the Tender Offer or the Consent Solicitation is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Tender Offer or the Consent Solicitation would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Tender Offer and the Consent Solicitation. If, after such good faith effort, we cannot comply with any such applicable laws, the Tender Offer or the Consent Solicitation will not be made to (nor will tenders or Consents be accepted from or on behalf of) the Holders residing in each such jurisdiction.

                                                                         ANNEX A


                                 THE AMENDMENTS


     The following definition is proposed to be added to Section 1.01 of the
Indenture:

     ""Transaction" means the sale of the Company's NeoResins business to Koninklijke DSM N.V. as announced by the Company on December 14, 2004."

The following section is proposed to be added to the Indenture:

"Section 5.17  Waiver of Application of Covenants

     Application of any and all of the following sections of the Indenture is waived with respect to the Transaction: (a) Section 5.06, (b) Section 5.08, (c)
Section 6.01 and (d) any other provision of the Indenture that as a result of the consummation of the Transaction would require a payment or the making of an offer to purchase or redeem the Notes, or whose contravention would result in a Default or Event of Default under the Indenture."

     The following sections are proposed to be modified as set forth below:

Section 5.02.  Maintenance of Office or Agency; Report to Holders.

     (b) The Company will (i) make available to the investor website service maintained by Bloomberg L.P. (or if such service website is no longer maintained or accessible for these purposes, a similar service), (ii) post on its website or (iii) file with the SEC, and in any case provide the Trustee upon its request, the following reports, whether or not required by the rules and regulations of the SEC: (x) within 120 days following the end of each fiscal year of the Company, all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F (or any successor form) if the Company were required to file such Form, prepared in accordance with GAAP consistently applied, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual financial information, a report thereon by the Company's certified public accountants, provided, that the Company shall not be required to include (1) any reconciliation of any line item to US GAAP nor any other US GAAP disclosures nor any audit under US generally accepted auditing standards, (2) the disclosures required by item 15 (Controls and Procedures), Item 16A (Audit Committee Financial Expert), and Item 16B (Code of Ethics), (3) the disclosure required by
Section 404 of the Sarbanes-Oxley Act 2002, (4) the exhibits required by a Form 20-F (including for the avoidance of doubt, certificates of relevant officers of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002), or (5) separate financial statements for any of its Affiliates, even if such statement would be required to be included on Form 20-F pursuant to a rule or rules under Regulation S-X as promulgated by the Commission and (y) within 60 days following the end of the first three fiscal quarters in each fiscal year of the Company, unaudited consolidated financial statements for the Company for the quarterly period then ended prepared in accordance with GAAP (which need not contain any reconciliation to U.S. GAAP) consistently applied, together with footnote disclosures and a "Management's Discussion and Analysis of Financial Condition and Results of Operations" substantially as would be required to be contained in a filing with the Commission on Form 10-Q (or any successor form) for such period if the Company were required to file such form, provided, that, for the avoidance of doubt, the Company shall not be required to include (1) any reconciliation of any line item to US GAAP or the disclosures required by Item 4 (Controls and Procedures), (2) the exhibits required by such form (including, for the avoidance of doubt, certificates of relevant officers of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002), or (3) any review of its quarterly financial statements by the Company's certified public accountant's.

                  (c) In addition, the Company shall furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Act by Persons not "affiliates" under the Securities Act.

Section 1.01.     Definitions.

     "Change of Control" means the occurrence of any of the following:

      ... (4) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a person (the "Transferee") with respect to which:

             (a) at any time prior to the occurrence of the first public offering of Voting Stock of the Transferee, the Initial Control Group is the "beneficial owner" (as defined in clause (1) above), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Transferee or

             (b) (i) at any time following the first public offering of Voting Stock of the Transferee, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more members of the Initial Control Group, is or becomes the "beneficial owner" (as defined in clause (1) above), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Transferee and (ii) the Initial Control Group "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Transferee than such other person and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Transferee (for purposes of this clause (ii), such other person shall be deemed to beneficially own all Voting Stock of a specified entity directly held by a parent entity, if such other person "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate more than 35% of the voting power of the Voting Stock of such parent entity and the Initial Control Group "beneficially owns" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

provided, however, that this clause (4) will not apply with respect to such sale, lease, transfer, conveyance or other disposition if (i) as soon as practicable, and in any event within 30 days after consummation of the relevant transaction, the Company commences a tender offer for, or a redemption of, all of the then outstanding Notes at the then current redemption price (plus accrued interest) set forth in Section 4.07 of the Indenture, (ii) the cash required by the Company to make such tender offer or redemption is irrevocably deposited as soon as practicable after consummation of the relevant transaction in an escrow account for the benefit of the Holders and (iii) prompt notice of the relevant transaction shall be given by the Company as provided in Section 12.02; provided further that after consummation of the redemption or tender offer (as the case may be), any surplus funds still held in the escrow account (referred to in (ii) above) will be released from the escrow account to the Company.

         For the purposes of determining whether clause (i) or clause (ii) of paragraph 3(a) of this definition is applicable, a public offering by any Holding Company will be disregarded if such Person no longer is a Holding Company.

                                    ARTICLE 6
                                Successor Entity

Section 6.01.  Merger, Consolidation or Sale of All or Substantially All Assets.

     (a) The Company may not, directly or indirectly, (1) consolidate or merge with or into (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless:

          (1) the Company is (a) the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Successor Entity") is a corporation organized or existing under the laws of the United Kingdom, any country that is a member of the European Union at the time or the United States of America, any state thereof or the District of Columbia (each, an "Eligible Jurisdiction");

          (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture (including the due and punctual payment of all Additional Amounts), as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

          (3) immediately after such transaction no Default or Event of Default exists;

          (4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least (pound)1.00 of additional Debt pursuant to
     Section 5.03(a) or (b) have a Fixed Charge Coverage Ratio at least equal to the Fixed Charge Coverage Ratio of the Company for such four-quarter reference period; and

          (5) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

     (b) Notwithstanding the foregoing, (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and (2) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another Eligible Jurisdiction.

     (c) Notwithstanding anything to the contrary contained herein, this
Section 6.01 will not apply with respect to the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets in one or more related transactions if (i) as soon as practicable, and in any event within 30 days after consummation of the relevant transaction, the Company commences a tender offer for, or a redemption of, all of the then outstanding Notes at the then current redemption price (plus accrued interest) set forth in
Section 4.07 of the Indenture, (ii) the cash required by the Company to make such tender offer or redemption is irrevocably deposited as soon as practicable after consummation of the relevant transaction in an escrow account for the benefit of the Holders and (iii) prompt notice of the relevant transaction shall be given by the Company as provided in Section 12.02; provided further that after consummation of the redemption or tender offer (as the case may be), any surplus funds still held in the escrow account (referred to in (ii) above) will be released from the escrow account to the Company.

  The Information Agent and Tender Agent for the Offer and the Solicitation is:



                     Global Bondholder Services Corporation

                             65 Broadway - Suite 704
                               New York, NY 10006
                                       USA
                          Attention: Corporate Actions

                    Banks and Brokers call: +1 (212) 430 3774
                          Toll Free: +1 (866) 294 2200

                                  By Facsimile
                        (for Eligible Institutions only):
                                 (212) 430-3775


                                  Confirmation:
                                 (212) 430-3774


          By Mail:             By Overnight Courier:            By Hand:
  65 Broadway - Suite 704     65 Broadway - Suite 704    65 Broadway - Suite 704
     New York, NY 10006          New York, NY 10006        New York, NY 10006
            USA                         USA                        USA


           The Luxembourg Agent for the Offer and the Solicitation is:

                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                                     L-2955
                                   Luxembourg
                     Attention: Corporate Trust and Agencies
                           Telephone: +352 47 97 3935
                          By Facsimile: +352 4797 73951


Any questions or requests for assistance or for additional copies of this Amended and Restated Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers set forth above. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.


             The Dealer Manager for the Offer and Solicitation Agent
                            for the Solicitation is:


                              Goldman, Sachs & Co.
                           Liability Management Group
                           29th Floor, 85 Broad Street
                               New York, NY 10004
                                       USA
                          Toll Free: +1 (800) 828 3128
                           Collect: +1 (212) 357 3019
                     Attention: Credit Liability Management

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Avecia Group plc



Date: January 18, 2005                     By:     /s/ Derrick Nicholson
                                                   ---------------------
                                           Name:   Derrick Nicholson
                                           Title:  Chief Financial Officer